Exhibit 24(b)3(a)

Thrivent Investment Management, Inc.

Registered Representative Agreement

This Registered Representative Agreement, (“Agreement”), effective                         , 20         (“Effective Date”), is made by and between Thrivent Investment Management, Inc. (“TIMI”) and                                                       (“Representative”), collectively referred to as “Parties.”

In consideration of the mutual promises and covenants expressed in this Agreement, TIMI and Representative agree as follows:

1.	Nature of Services/Independent Contractor Relationship. TIMI hereby appoints Representative as an agent to perform the primary duties under this Agreement, which shall be the offering of brokerage services and products (including variable insurance and annuities) and/or investment advisory services on behalf of TIMI, as may be amended from time to time. TIMI acknowledges that Representative is a life insurance salesperson for Thrivent Financial for Lutherans, (“Thrivent”), pursuant to the Thrivent Financial for Lutherans Financial Associate Agreement.

Representative is, and shall act at all times as, a self-employed independent contractor. Nothing in this Agreement or in any other policy or procedure of TIMI shall be construed to abridge Representative’s status as an independent contractor or to make Representative an employee of TIMI. With respect to Representative’s relationship with Thrivent, and/or TIMI, Representative shall have full control over the manner and means of performing his or her individual daily activities, with the right to exercise independent judgment and discretion as to the time, place, and manner of offering brokerage services and products (including variable insurance and annuities) and/or investment advisory services, and otherwise providing services under this Agreement. Representative acknowledges that he or she has chosen an independent contractor relationship with TIMI, with its opportunities for financial reward and personal satisfaction, as well as the entrepreneurial risk of economic gain or loss, in preference to a relationship which would place him or her, in a common law employer-employee relationship with TIMI.

This Agreement does not create a legal partnership or joint venture between TIMI and Representative and does not make Representative a common law employee of TIMI and/or its affiliates.

Representative and TIMI agree that:

a.	Representative is engaged as an independent contractor associated with TIMI and shall be treated as such for all purposes, including but not limited to federal and state taxation, withholding, unemployment insurance and workers’ compensation.

b.	Representative: (1) shall be paid a commission on his or her gross sales, if any, without deduction for taxes, as set forth in this Agreement; and (2) shall not receive any remuneration related to the number of hours worked.

c.	Representative shall bear his or her own expenses, including but not limited to automobile, travel and entertainment expenses.

d.	Representative shall be permitted to work any hours he or she chooses.

e.	Representative acknowledges and affirms that he or she has not entered into this Agreement under duress.

2.

Prior Agreements. This Agreement supersedes any other agreements entered into by Representative and TIMI and/or its affiliates and renders null and void any existing Registered Representative Agreements or other independent contractor agreements relating to the offering of brokerage services and products (including variable insurance and annuities) and/or investment advisory services previously entered into by Representative with TIMI (“Other Independent

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Contractor Agreements”). As such, Representative understands, acknowledges, and agrees that such Other Independent Contractor Agreements shall be terminated and shall have no further force or effect as of the effective date of this Agreement. Notwithstanding the foregoing, Representative’s obligations to TIMI regarding legal and regulatory compliance, confidential information, indemnification, and any other rights and obligations which explicitly survive termination pursuant to the terms of any Other Independent Contractor Agreements shall remain in full force and effect.

Nothing in this Agreement shall be construed to alter or modify any of: (i) TIMI’s policies or procedures, including the “Regulatory Policies and Procedures” as that term is defined in Section 5 below; or (ii) any “Laws and Regulations” as that term is defined in Section 5 below, or any TIMI directive currently existing or as may exist in the future concerning compliance with any policies, procedures, law, rule or regulation.

3.	Other Business Activity. As an independent contractor Representative has the right to determine who he or she will solicit, and the methods used. However, to comply with the “Policies and Procedures” as that term is defined in Section 5 below and the “Laws and Regulations” as that term is defined in Section 5 below, Representative agrees that they shall neither offer nor sell any securities products or services without approval of any document or writing by which the offer of any securities product or service is made. The approval required under this Section shall be evidenced by a selling agreement, signed by TIMI, with the issuer or underwriter of the security. In order to comply with outside business activity rules and regulations, Representative will not, pursuant to any contract or other oral, written, or other agreement with any individual, society, company, business, or organization, other than TIMI and/or its affiliates, conduct any other business activity unless prior written consent of TIMI is obtained and such other activity is in compliance with the Policies and Procedures. TIMI may withdraw or modify such consent at any time.

4.	Customer Accounts Subject To Transfer. Any members, customers, clients and/or prospects of TIMI and/or its affiliates (collectively referred to as “Customers”) individually or collectively, are not permanently or exclusively assigned to any Representative. Notwithstanding any other provision in this Agreement, Representative acknowledges, understands and agrees that TIMI, through its officers or others that it may designate from time to time, retains the right to transfer at any time in its sole discretion any Customer account, contract and/or relationship (collectively referred to as “Customer Account”), including, but not limited to, to any appropriately licensed individual, including individuals who are not a party to this Agreement.

5.	Compliance.

A.	Individual Contractual Compliance Required - This Agreement. Representative understands, acknowledges and agrees that he or she is individually subject to, and shall comply with, the terms of this Agreement.

B.	Individual Regulatory Compliance Required - Laws and Regulations. Representative acknowledges that the insurance and securities industries are highly regulated. Representative agrees to refrain from any action that would result in violation by Representative, TIMI and/or its affiliates or their respective directors, officers, employees, representatives or agents of any applicable laws, rules, and regulations, including but not limited to regulations of applicable self-regulatory organizations (such laws, rules and regulations are collectively referred to as “Laws and Regulations”).

Representative understands, acknowledges and agrees that the duties and obligations imposed by Laws and Regulations are individual obligations, and, as such, Representative is responsible for compliance with Laws and Regulations, as well as the Regulatory Policies and Procedures described in this Agreement.

Representative understands, acknowledges and agrees that the duties and obligations arising out of and/or as required by the Laws and Regulations (and/or out of or by the Regulatory Policies and Procedures described below), including but not limited to the need to obtain and maintain all applicable licenses and registrations, are: (1) imposed by external third parties and are not restrictions created or imposed by TIMI; and (2) not a restriction on the manner and means through which Representative may conduct his or her business,except to the extent necessary to comply with those externally created limits and requirements.

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C.	Individual Regulatory Compliance Required - Regulatory Policies and Procedures.

Representative acknowledges that from time to time, TIMI and/or its affiliates shall issue various business, compliance and other policies, procedures and guidelines, including, but not limited to, those related to Laws and Regulations (collectively “Regulatory Policies and Procedures”). Representative agrees, as also described in this Agreement, to comply with Laws and Regulations and Regulatory Policies and Procedures, including but not limited to information sharing practices and procedures for safeguarding Customer information, principles and codes of ethical market conduct, and advertising and marketing standards, as amended from time to time solely by TIMI and/or its affiliates.

Representative is individually responsible for compliance with the Regulatory Policies and Procedures. However, nothing in the Regulatory Policies and Procedures is intended to be a restriction on the manner and means through which Representative may conduct his or her business, except to the extent necessary to comply with externally created limits and requirements.

D.	Handling of Funds. To comply with Regulatory Policies and Procedures, all money collected or received by Representative in the performance of services under this Agreement shall be only by draft, check, or money order and made payable to the applicable product sponsor, issuer, and/or clearing firm, and shall be held by Representative as the property of TIMI and/or its applicable affiliates until safely and promptly transmitted to Thrivent or pursuant to Thrivent and/or TIMI’s policies and procedures for handling funds.

E.	Licenses and Registrations. Representative understands and agrees that he or she is legally required to maintain all licenses and registrations necessary to sell the products and provide the services covered by this Agreement, including applicable licenses and registrations in the state of residence of each Customer and/or Customer Account. Representative recognizes that failure to comply with applicable licensing and registration requirements may result in the loss and/or reversal of “Compensation” (as that term is defined below) under this Agreement, and subject the Representative to possible disciplinary or other action by TIMI and/or its affiliates, and any applicable federal or state regulatory agency or self-regulatory organization, as well as subject Representative to potential monetary or other liability.

F.	Advertising Materials. As an independent contractor, Representative has the full right to exercise his or her independent judgment in determining whether to independently advertise, and any advertising undertaken by Representative will be at his or her own expense. Representative understands and agrees, however, that he or she is subject to and must comply with advertising and marketing standards, rules, Laws and Regulations that have been created by applicable state and federal regulatory and self-regulatory agencies, as well as with any TIMI policies and procedures created to comply with applicable advertising Laws and Regulations. In order to comply with the applicable Regulatory Policies and Procedures, prior to their use, Representative will submit to TIMI and/or its affiliates for review, all advertising and/or sales materials that Representative intends to use, and obtain written compliance approval of those materials. Representative will also comply with any conditions necessary for such materials to meet regulatory requirements as to content and proposed use.

G.	Authorization for Investigation. Representative understands that there are certain disqualifying events that could preclude Representative from holding an insurance license and/or securities registration. Accordingly, in order to comply with all applicable Laws and Regulations, Representative authorizes TIMI to investigate their financial and credit records, income reporting and personal history including character, general reputation and record of law enforcement activity, at any time. Representative agrees to promptly execute any and all authorizations necessary to conduct any such investigation.

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H.	Solicitation Activities. As an independent contractor, Representative has the right to determine the method, manner, means, time, and place of performing their solicitation activities under this Agreement, subject to Laws and Regulations and Regulatory Policies and Procedures. Among other things, Representative understands, acknowledges and agrees that under applicable Laws and Regulations he or she is required to fully disclose to Customers all material facts relating to the purchase of any investment advisory and/or brokerage products and services or other products or services. Representative acknowledges that he or she is prohibited by the applicable Regulatory Policies and Procedures and Laws and Regulations from making any untrue statement relating to any such products and shall fully explain the terms of any contractual arrangements relating to the purchase of any TIMI product or service to Customers. At all times while this Agreement is in effect, Representative shall refrain from selling investment advisory and/or brokerage products and services or any other products or services that are not approved by TIMI.

I.	Delegation. Representative may hire or retain staff and the decision to do so is solely his or her decision. Such staff shall be the sole responsibility of Representative and Representative agrees that he or she will be solely responsible for all terms and conditions of the employment or other relationship, including withholding taxes, and providing unemployment insurance and workers’ compensation for such staff. Representative agrees to indemnify and hold harmless TIMI and/or its affiliates for all such payments that are or may be due and owing the staff of Representative.

J.	Limitation on Authority. Representative shall not represent him or herself as having any authority to obligate TIMI and/or its affiliates in any way except as authorized in writing by this Agreement, or as expressly authorized under the applicable Regulatory Policies and Procedures or as otherwise authorized in writing by TIMI and/or its affiliates. Representative will not incur any indebtedness or any obligation on behalf of TIMI and/or its affiliates, or sign on behalf of TIMI and/or its affiliates on any contract or lease, initiate legal proceedings in the name of TIMI and/or its affiliates or accept the service of process on behalf of TIMI and/or its affiliates without written approval and instructions from TIMI and/or the applicable affiliate to do so.

6.	Compensation. TIMI shall compensate Representative for services rendered under this Agreement pursuant to TIMI’s and/or its affiliates’ then current schedule of commissions and other applicable compensation policies. TIMI and/or its affiliates may change their respective schedule of commissions and compensation upon thirty (30) days’ notice. TIMI may withhold, change and/or reverse any commission or other compensation pursuant to the applicable policies and procedures.

Representative understands that he or she is not entitled to receive any compensation, including any commissions, until such time as TIMI receives premium or other payment from any Customer transactions upon which the compensation is based, and provided the transaction is not reversed or otherwise voided. If, after any premium or other payment is received from a Customer, a transaction is reversed or otherwise voided and the premium or payment is refunded or returned to the Customer (for any reason other than the death of an insured) Representative understands and agrees that TIMI may, in its sole discretion, include the amount of any returned premium or payment as a negative credit or amount in the calculation of any subsequent compensation of Representative until the negative amount is extinguished.

7.	Expenses. As an independent contractor, Representative acknowledges that he or she is solely responsible for any and all expenses Representative incurs. In no event shall TIMI be responsible for payment of any business expenses incurred by Representative. Representative agrees to indemnify and hold TIMI, and/or its affiliates and their directors, officers, employees, representatives and agents harmless from any and all losses, claims, damages and liabilities, including, without limitation, reasonable attorneys’ fees and costs incurred by TIMI and/or such affiliates and their directors, officers, employees, representatives and agents relating to or arising from any such expense.

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8.	Notice, Modification and Termination.

A.	Notice. Any notice TIMI gives pursuant to this Agreement shall be deemed to have been received by Representative when the notice is: (i) made directly to Representative via electronic messaging or other electronic communications systems, including but not limited to facsimile transmission, or (ii) mailed postage prepaid to applicable Representatives last known address as shown in TIMI’s records, or (iii) personally delivered to Representative.

Any notice provided by Representative pursuant to this Agreement shall be deemed to have been received by TIMI and/or its affiliates when it is mailed, postage prepaid, to Thrivent Corporate Center, attention: SVP, General Counsel & Secretary, General Counsel’s Office, 625 Fourth Avenue South, Minneapolis, MN 55415-1665.

B.	Modification. Representative acknowledges and agrees that the Regulatory Policies and Procedures as well as any other TIMI standards and instructions may be changed by TIMI and/or its affiliates at their sole discretion at any time and without prior written or other notice to, or consent of, Representative.

Other than as set forth in this Agreement, any change, modification or amendment to this Agreement must be in writing and signed by TIMI and Representative before it will become effective. Accordingly, no prior or subsequent oral statement by TIMI or any representative of TIMI will affect or change this Agreement in any respect.

C.	Termination.

i.	Termination for Breach. This Agreement may be immediately terminated upon written notice by any party to this Agreement at any time in the event of a breach of the Agreement. Breaches of this Agreement include, but are not limited to: (a) the breach of any term or provision of this Agreement, including but not limited to failure by Representative to meet minimum production standards, or (b) failure by Representative to comply with the Regulatory Policies and Procedures and/or Laws and Regulations, or (c) failure by Representative to maintain a fidelity bond, errors and omissions insurance, or other bonding or insurance requirements as solely determined by TIMI.

ii.	Voluntary Termination. Either party may terminate this Agreement for any reason, with or without cause, on thirty (30) days written notice to the other party. This termination notice must specify the termination date.

iii.	Automatic Termination. Notwithstanding the notice provisions in this Agreement, this Agreement will immediately terminate on the occurrence of any one of the following events:

1)	Death of Representative;

2)	Long-term disability of Representative as defined in Thrivent’s Long-Term Disability Plan in effect at the time;

3)	Change in TIMI status of Representative (e.g. Representative status change to any other role or position with TIMI and/or Thrivent);

4)	Representative’s failure to maintain all necessary licenses and registrations, if not remedied within a time period as may be determined by TIMI in its sole discretion;

5)	Termination of Representative’s Thrivent Financial for Lutherans Financial Associate Agreement.

D.	Obligations After Termination. Representative and TIMI’s rights and obligations pursuant to Sections 2, 4, 5, 6, 7, 8, 9, and 10 shall survive the termination of this Agreement, and shall remain in full force and effect.

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Compensation due to Representative after termination of this Agreement will be paid subject to the applicable policies and procedures.

9.	Confidentiality, Preservation of Business, Non-Recruitment and Non-Disparagement, and Return of Property.

A.	Confidential Information. Representative acknowledges that under federal and state privacy statutes, financial institutions are: restricted from sharing their customers’ non-public personal information with third parties; required to adopt policies and procedures designed to safeguard customer information and records; and required to provide clients with information on the institution’s privacy policies and procedures. Representative further acknowledges that TIMI has put in place policies and procedures to protect the confidentiality of Customer information and agrees to follow those policies and procedures.

i.	“Confidential Information” – Representative agrees that, while this Agreement is in effect and at all times thereafter, he or she will use Confidential Information solely for the purpose of providing services pursuant to this Agreement and will not disclose any Confidential Information to any other party, except as expressly authorized by TIMI. Representative agrees that his or her obligations under this Section will apply equally to Confidential Information that is in TIMI’s and/or its affiliates possession and/or that may be discovered or developed by Representative whether they have any such Confidential Information recorded in written, electronic or other form.

“Confidential Information” is defined as all information that is not readily available to or generally ascertainable by the public, and all information possessed by TIMI and/or its affiliates, in whatever form, whether or not identified as such, pertaining to its Customers and/or other individuals seeking to obtain products, services or benefits from TIMI and/or its affiliates, as well as TIMI’s proprietary information. Confidential Information includes, but is not limited to: (i) all information contained in TIMI’s and/or its affiliates member and customer lists; (ii) all information specifically designated as being personal or confidential; (iii) all “nonpublic personal information,” created or received by Representative from or on behalf of TIMI and/or its affiliates, as that term is defined in Title V of the federal Financial Services Modernization Act of 1999 as amended, or as defined by any other federal or state law, including but not limited to: records of assets and investments of Customers of TIMI or any of its affiliates, information regarding Customers disclosed to TIMI, any of its affiliates, or Representative by such Customers, Customer files prepared by or for TIMI, or any of its affiliates; (iv) financial matters (such as actuarial information, service costs and pricing or profit margins), and business information relating to TIMI’s and/or its affiliates’ financial arrangements or business plans (such as new products, product performance, processes and plans for product development, and marketing, services or promotions); and (v) all “protected health information” as that term is defined in 45 C.F.R. § 160.103 of the Health Insurance Portability and Accountability Act of 1996, as amended, or as defined by any state law, limited to the Health Information created or received by Representative from or on behalf of TIMI and/or its affiliates. Representative agrees that his or her obligations under this Section of this Agreement are intended to protect TIMI’s Confidential Information and business interests.

ii.	Representative agrees that while this Agreement is in effect and at all times thereafter, he or she will, and will cause his or her employees, agents, subcontractors, contractors and consultants to, maintain Confidential Information in the strictest confidence and not copy, transfer, disclose or make use of such Confidential Information other than for the purpose of providing services pursuant to this Agreement and will not disclose any Confidential Information to any other party, except as expressly authorized in writing by TIMI. Representative warrants and represents that he or she shall comply with any applicable laws and regulations regarding the privacy and security of Confidential Information. Representative agrees that his or her obligations under this Section will apply equally to Confidential Information that is in TIMI’s and/or its affiliate’s possession and/or that may be discovered or developed by Representative and whether any such Confidential Information is recorded in written, electronic or other form.

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iii.	Representative agrees to ensure compliance with the same restrictions and conditions that apply throughout this Agreement by his or her employees, agents, subcontractors, consultants and others who are permitted access to or use Confidential Information to perform services pursuant to this Agreement.

iv.	Representative shall implement and comply with all appropriate and reasonable administrative, physical, and technical safeguards as required by any law and regulation and will comply with and agree to abide by all applicable TIMI privacy and security policies and procedures that pertain to the confidentiality, protection, integrity and availability of Confidential Information that he or she may create, receive, maintain, or transmit on behalf of TIMI or Thrivent. Representative shall be responsible for safeguarding Confidential Information in his or her possession against unauthorized use, theft, access, disclosure, duplication, disruption or destruction.

v.	All Confidential Information shall remain the sole and exclusive property of Thrivent and/or TIMI. No right, title or interest in the Confidential Information shall be conveyed by release, access, or creation of the Confidential Information. Representative shall promptly surrender such Confidential Information upon request by TIMI or upon termination of the Agreement between Representative and TIMI. Nothing in this Agreement will limit in any way the additional protections of TIMI’s privacy of consumer information rights available under any applicable law.

vi.	Non-approved access or disclosure by a Representative or his or her employees, agents, subcontractors, contractors and consultants to Confidential Information, and/or purposeful action by a Representative or his or her employees, agents, subcontractors, contractors and consultants to disclose or provide access to Confidential Information to an un-authorized third party, constitutes a breach of this Agreement. In addition, any other violation of this Section constitutes breach of this Agreement.

B.	Trade Secret Information.

i.	“Trade Secret Information” is defined as any information or compilation of information possessed by TIMI and/or its affiliates, which derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by other persons who can obtain economic value from its disclosure or use. Without limiting the generality of the foregoing “Trade Secret Information” includes but is not limited to: (i) all information concerning member programs; (ii) information concerning TIMI’s existing business, business systems, business and marketing plans and information systems; (iii) information concerning TIMI contained in TIMI’s databases; (iv) all “nonpublic personal information” (as hereinafter defined) about TIMI’s executives, officers, Board of Directors, employees, agents or subcontractors; (v) all information protected by rights embodied in copyrights, whether registered or unregistered (including all derivative works), patents or pending patent applications, and any other intellectual property rights of TIMI or Thrivent; and/or (vi) any attorney-client work-product privileged information; provided, however, that this Section shall not apply to information which is: (i) in the public domain; (ii) already known to the recipient without obligations of confidentiality prior to its receipt from the disclosing party; (iii) developed independently by the recipient without use of information received from the disclosing party; or (iv) received from a third party without similar restriction and without breach of this or a similar agreement.

ii.	All Trade Secret Information shall remain the sole and exclusive property of TIMI. No right, title or interest in the Trade Secret Information shall be conveyed by release, access, or creation of the Trade Secret Information. Representative shall promptly surrender all Trade Secret Information upon request by TIMI or upon termination of the Agreement between Representative and TIMI. Nothing in this Agreement will limit in any way the additional protections of TIMI’s trade secrets rights available under any applicable law.

C.	Preservation of Business. Representative agrees that, while this Agreement is in effect and for a period of one (1) year immediately following termination of this Agreement, he or she will not engage in solicitation, or take any other action, that would cause or attempt to cause or influence

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a “Restricted TIMI Customer,” as that term is defined below, to terminate, replace, surrender or cancel any “TIMI Product” as that term is defined immediately below. This solicitation or other action includes, without limitation, any solicitation or other action taken by Representative personally or through another person, firm or entity.

A “TIMI Product” is any product, contract, account, or service produced, issued, sold, brokered or otherwise provided by or through TIMI, its affiliates, or any of their predecessors regardless of whether the product, contract, account, or service was produced, issued, sold, brokered or otherwise provided by TIMI, any of its affiliates or any of their predecessors, or a third party.

A “Restricted TIMI Customer” is the owner or recipient of a TIMI Product for whom the Representative had access to Confidential Information about such Restricted TIMI Customer, during the two (2) year period immediately preceding termination of this Agreement.

D.	Non-Recruitment and Non-Disparagement. Representative agrees that while this Agreement is in effect and for a period of one (1) year immediately following termination of this Agreement, Representative will not solicit or entice, or attempt to solicit or entice, any employee, contractor, representative, sales agent, or other agent to terminate his or her relationship with TIMI and/or its affiliates, or to become associated with or employed by another person, firm, or entity engaged in a business competitive with that conducted by TIMI and/or its affiliates.

Additionally, Representative agrees that while this Agreement is in effect and thereafter the Representative will not defame TIMI and/or its affiliates or their products, services, directors, officers, employees, representatives or agents. Nothing in this Agreement prohibits Representative from reporting possible violations of federal law or regulation to any governmental agency or entity including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of a federal law or regulation. Representative does not need the prior authorization of the General Counsel’s Office to make any such reports or disclosures.

E.	Return of Property. In addition to responsibilities and obligations listed above, upon termination of this Agreement, Representative agrees to return immediately to TIMI, and/or to one or more affiliates of TIMI as applicable, all TIMI property and property of TIMI affiliates in Representatives possession, custody or effective control, including but not limited to the following items: (i) all Customer files and documents relating to Customers; (ii) all lists identifying Customers by name or any other means; (iii) all Policies and Procedures, manuals, forms, records, electronic data and such other materials and supplies TIMI and/or its affiliates have furnished to Representative; (iv) all TIMI and/or its affiliates passwords, computer equipment, software, hardware, computer databases, and other material of any nature whatsoever supplied to Representative by TIMI and/or its affiliates or developed by Representative in the course of performing such Representative’s duties under this Agreement; (v) all Confidential Information and Trade Secret Information as that term is defined above; and (vi) all records, files, forms and other materials, including but not limited to all photocopies and electronic data, whether furnished by TIMI, one or more TIMI affiliates, and/or purchased or developed by Representative upon which the information or any item identified in this Section is recorded. Representative acknowledges and agrees that the information and all the items described in this Section and copies of it or them are and will remain the sole property of TIMI and/or the sole property of one or more TIMI affiliates at all times and Representative waives all claim of right to such property. Representative agrees to safeguard and protect all such property within his or her possession, custody or effective control from any unauthorized access, use and disclosure and agrees to immediately return any part or all of such property to TIMI and/or its affiliates upon each or any of their requests. Following termination of this Agreement, Representative agrees to certify to TIMI in writing that his or her obligation to return property under this Section has been completed.

F.	Consideration. Representative understands, acknowledges and agrees that this Agreement is good and valuable consideration for Representatives’ obligations under this Section and that Representative has received other good and valuable consideration in exchange for entering into this Agreement including, but not limited to access to certain Confidential Information and other benefits derived or resulting from Representative’s relationship with TIMI.

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10.	General Provisions.

A.	Security Interest. As permitted by applicable law, Representative agrees that if any amount is owed by Representative to TIMI and/or its affiliates, the amount of any such indebtedness may be included as a negative amount or credit or setoff in the calculation of any monies which TIMI may owe to Representative, including under this or any other agreement. Representative grants Thrivent a paramount and prior lien upon any compensation or other payments payable under this or any other agreement between TIMI and/or its affiliates and Representative, and under any agreement(s) that may amend or supplement this Agreement, as security for the payment of any monies due or to become due to TIMI from Representative, and until the amount of any such indebtedness is fully paid. Any sums becoming due to Representative at any time may be applied directly by TIMI to the liquidation of any obligation of Representative to TIMI, but the failure to so apply any such sum will not be deemed a waiver of TIMI’s lien on any other sums becoming due nor impair its right to so apply such sums.

B.	Forfeiture. Notwithstanding any other provision of this Agreement, Representative shall forfeit and TIMI may retain all compensation and any other payments which might otherwise have been payable to Representative under this Agreement or any other agreement between TIMI and Representative, if this Agreement terminates and any of the following events have occurred or subsequently occur: Representative: (i) engages in any form of rebating, directly or indirectly; (ii) fails to deliver payment to Thrivent Financial for Lutherans, TIMI, or any of their subsidiaries, and/or affiliates as applicable, of any premiums or funds collected by the Representative; (iii) demands or accepts any remuneration from a Customer, beneficiary, or their representative for services in connection with the payment of any claim under any service or product issued by, or offered through, TIMI or Thrivent or their subsidiaries or affiliates; (iv) engages in the private settlement of a claim, complaint, or dispute in connection with any product or service issued by or through TIMI or Thrivent or their subsidiaries or affiliates; (v) violates any Laws and Regulations and/or Regulatory policies and procedures; or (vi) commits any fraud in connection with the Representative’s obligations under this Agreement.

C.	Indemnity. Representative shall indemnify and hold TIMI and/or its affiliates and their directors, officers, employees, representatives and agents harmless for all fees and costs of defending any claims resulting from or growing out of Representative’s misconduct, unauthorized acts or transactions, or Representative’s violation of the terms of this Agreement (“Claim(s)”) including, but not limited to, court or arbitration costs, attorney’s fees, judgments, settlements and/or awards resulting from or growing out of Claims.

Should any individual or entity affiliated with Representative (and/or any legal entity established by Representative, other than TIMI and/or its affiliates) as an employee, independent contractor, or representative, bring a Claim against TIMI, based upon the alleged actions or inactions of any Representative (including Representative and/or any legal entity established by Representative), Representative shall indemnify and hold TIMI and/or its affiliates and their directors, officers, employees, representatives and agents harmless for all fees and costs of defending any Claim(s), including, but not limited to, court or arbitration costs, attorney’s fees, judgments, settlements and/or awards.

D.	Assignment. This Agreement is personal to Representative and neither this Agreement nor any of the rights, obligations or interests under this Agreement may be assigned, delegated or transferred by Representative without the prior express written consent of TIMI. TIMI may unilaterally assign or otherwise transfer this Agreement or any of TIMI’s rights, duties or interests arising under this Agreement.

E.	Non-waiver. The failure of TIMI to insist upon strict compliance by Representative with any of the provisions of this Agreement, whether continuing or not, shall not be construed as a waiver of TIMI’s rights or privileges under this Agreement. No waiver of any right or privilege of TIMI arising from any default or failure of performance by Representative will affect TIMI’s rights or privileges in the event of a further default or failure of performance.

F.	Severability. In the event any court or other tribunal determines that any portion of this Agreement is unlawful, overbroad or unenforceable in any respect, the unlawful, overbroad, or

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unenforceable portion of this Agreement shall be modified to the extent permitted by law to make it fully lawful, valid and enforceable; and, whether modification is permitted by law or not, the remainder of this Agreement shall continue to be valid and in force, even if a portion is held to be invalid.

G.	Remedies. Representative agrees that if he or she breaches any term or provision of this Agreement, TIMI shall have available to it any and all remedies, legal and equitable, including injunction, to enforce compliance with this Agreement.

H.	Trade Secrets and Consumer Information. Nothing in this Agreement will limit in any way the additional protections of TIMI’s trade secrets or privacy of consumer information rights available under any applicable law.

I.	Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

J.	Governing Law. This Agreement, and each of the provisions contained herein, shall be construed and interpreted in accordance with the laws of the State of Minnesota.

K.	Complete Agreement. This Agreement and the compensation plan and/or commissions schedule referenced herein, contains the entire agreement and understanding of the Parties concerning the subject matter hereof, and supersedes and replaces all prior agreements, written or oral. Each party acknowledges that the other has not made any promise, representation or warranty that is not contained in this Agreement concerning the subject matter hereof and neither party is executing this document in reliance upon any promise, representation or warranty not contained in this Agreement. This Agreement may be amended only in writing signed by both Representative and an authorized representative of TIMI.

L.	Arbitration. Except as provided in Section 10, by entering into this Agreement, Representative waives any right to bring or participate in any type of action or proceeding in State, Federal or any other court of law, and acknowledges and agrees that any and all claims, controversies and disputes (“Dispute(s)”) which may be arbitrated between Representative and TIMI and/or its affiliates shall be arbitrated before the Financial Industry Regulatory Authority (“FINRA”), pursuant to its applicable rules and procedures regarding disputes between members and Associated Persons. Any and all Disputes that are: 1) not subject to FINRA arbitration; and/or 2) declined for arbitration by FINRA; and/or 3) mutually agreed upon by Representative and TIMI shall be resolved by binding arbitration in accordance with the applicable arbitration rules and procedures as prescribed by the American Arbitration Association. If mutually agreed upon by Representative and TIMI, Disputes may be resolved by binding arbitration in accordance with the applicable arbitration rules and procedures of another neutral organization. However, no rules and procedures of any forum (including FINRA), nor any provision contained in them, shall be interpreted or applied to permit class, collective or multiple person arbitrations or to negate the express class/collective action waiver and requirement of individual arbitration set forth below. Representative acknowledges and agrees that all claims which allege discrimination or violation of other anti-discrimination laws, including but not limited to claims of sexual harassment and/or statutory employment discrimination, are covered by this provision and shall be arbitrated as set forth herein.

Any award issued in connection with any arbitration proceeding pursuant to this Section shall be final and binding upon the Parties, and there will be no right of appeal of or challenge to any such award except to the extent authorized under the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq.

The Parties recognize that their relationship is unique and that each Representative is situated differently from all other Representatives, and that no one Representative can adequately represent the interest of others. Therefore, in consideration of the compensation and promises provided in this Agreement, the Parties agree that any arbitration, suit, action or other legal proceeding of any kind, in any forum (court, arbitration or otherwise), shall be conducted and resolved on an individual basis only and not on a class, class-wide, multiple plaintiff, representative, collective, consolidated or similar basis. Any attempt to proceed in arbitration,

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court or any other forum on anything other than an individual basis shall be void ab initio and be precluded by every tribunal in which any such action is brought, (and regardless of whether any court, panel, tribunal or other authority determines that it would be impracticable, impossible or otherwise difficult for any entity or individual to proceed individually). No arbitrator may join, consolidate, coordinate, or jointly manage the claims of more than one person for any purpose, or otherwise preside over any form of class, collective or representative proceeding.

Representative further acknowledges and agrees that he or she may not act in a purported representative capacity on behalf of any other Representative of TIMI and/or Thrivent, or any employee, independent contractor or other representative allegedly similarly situated. Representative agrees to opt out of or decline to opt into any type of action or proceeding brought or filed on a class, collective or other mass basis in an arbitration or State, Federal or any other court of law based on Disputes against Thrivent or TIMI.

This agreement to arbitrate shall be governed by and be interpreted in accordance with the Federal Arbitration Act (“FAA”). Any controversy or dispute as to the validity, application or enforceability of this arbitration provision and its class/collective action waiver, including any claim that this arbitration provision should be deemed void, voidable or unenforceable, shall be decided by the applicable United States District Court in the state in which any claim or controversy arises, and not by any arbitrator or arbitral tribunal. No arbitrator shall have any authority to consider or decide any issue concerning the validity or enforceability of this provision or any other provision related to this arbitration provision. The words dispute, controversy, claim and complaint, as used in this Section are to be interpreted broadly to include all claims, controversies, disputes and/or administrative actions of any kind and nature whatsoever, whether based in law or equity, to the greatest extent permitted by law.

The Parties shall bear their own costs including without limitation attorney’s fees, and shall each pay one-half (1/2) of all arbitration fees and costs including those of the arbitrator, provided that if Representative can demonstrate to the Arbitrator, through admissible evidence, financial difficulties the Arbitrator may require Thrivent or TIMI to pay some or all of Representative’s share of the arbitration fees and costs.

THE PARTIES TO THIS AGREEMENT HEREBY ACKNOWLEDGE THAT THEY HAVE READ AND UNDERSTAND THIS AGREEMENT AND CONSENT AND AGREE TO BE BOUND BY ALL OF ITS TERMS AND CONDITIONS. EACH PARTY FURTHER ACKNOWLEDGES THAT THEY HAVE READ THE AGREEMENT PRIOR TO ACCEPTING AND ENTERING INTO THIS AGREEMENT AND HAVE FURTHER HAD AN OPPORTUNITY TO REVIEW IT WITH LEGAL COUNSEL OF THE INDIVIDUAL PARTY’S OWN CHOOSING AND UNDERSTAND ITS TERMS AND EFFECTS.

REPRESENTATIVE FURTHER SPECIFICALLY ACKNOWLEDGES THAT NEITHER TIMI NOR ANY OF ITS AFFILIATES NOR THEIR DIRECTORS, EMPLOYEES, OFFICERS, REPRESENTATIVES, AGENTS, OR ATTORNEYS INTENDS TO PROVIDE OR HAS IN ANY WAY PROVIDED THEM DIRECTLY OR INDIRECTLY WITH LEGAL ADVICE OR LEGAL REPRESENTATION WITH RESPECT TO THIS AGREEMENT.

The original of this Agreement signed by the Parties (including counterpart signature pages if any) shall be maintained by the Parties as they deem appropriate, with a copy provided to Thrivent’s Contracting, Licensing and Registration department at: Contracting and Licensing/Registration, 4321 North Ballard Road, Appleton, WI 54919.

Thrivent Investment Management Inc.

Managing Partner

Date

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Acceptance

I have read the Agreement, fully understand it and hereby accept it intending to be legally bound by its terms.

Dated this              day of                             , 20    .

Representative

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